Tidal ETF Trust II

898 North Broadway, Suite 2

Massapequa, New York 11758

November 7, 2022

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust II (the “Trust”)
Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 26, 2022, with respect to the Registration Statement and the Trust’s proposed three new series, the Meet Kevin All In ETF, Meet Kevin Select ETF, and Meet Kevin Moderate ETF (each, a “Fund” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

GENERAL

1.	We understand that the Trust desires to change the name of the “Meet Kevin All In ETF” to the “Meet Kevin Pricing Power ETF.” Please revise the Fund’s principal investment strategy disclosure to clarify the connection between the concept of “pricing power” and the Fund’s strategy.

Response: The Trust notes that the Fund’s investment strategy has been supplemented with disclosure clarifying the connection between the concept of “pricing power” and the Fund’s strategy.

2.	We note that, to ascertain the differences among the Funds, one needs to read most of the Funds’ principal investment strategy descriptions. Please revise the descriptions to make the differences more readily understood. To that end, consider adding a graphic.

Response: The Prospectus has been revised to more prominently indicate the primary differences among the Funds. A table has been added for clarity.

3.	In connection with the Trust’s response letter dated October 14, 2022, please supplement the response to Comment 8 by addressing the Funds’ obligation under Rule 38a-1(a)(i) regarding the policies and procedures for oversight of each investment adviser.

Response: Consistent with the requirements of Rule 38a-1(a)(i) under the Investment Company Act of 1940, the Chief Compliance Officer of the Trust will periodically review the Sub-Adviser’s compliance program to ensure it is reasonably designed to comply with applicable securities laws and to avoid compliance issues that may arise from the potential entanglement of the Sub-Adviser’s on-line statements and persona with the Trust. This will include periodic communication on these potential issues with the third-party compliance consultant serving as chief compliance officer of the Sub-Adviser. The Chief Compliance Officer of the Trust also will report annually to the Trustees of the Trust on the operation of the compliance policies and procedures of the Sub-Adviser, any material changes to these compliance policies and procedures, any recommendations for material changes to these policies and procedures, and any material compliance matters at the Sub-Adviser.

The Sub-Adviser has committed to cooperating fully with the Trust’s CCO to, among other things, facilitate the Trust CCO’s responsibilities under Rule 38a-1 with respect to the Sub-Adviser’s compliance program. Such cooperation shall include promptly reporting to the Trust CCO any “Material Compliance Matter” (as defined under the Rule) of which the Sub-Adviser became aware.

4.	We note in the Trust’s response to Comment 8 in the aforementioned response letter, the statement that the “Sub-Adviser’s procedures require that the CCO review and approval all materials that mention one or more of the Funds prior to posting.” Please supplementally explain why those procedures are sufficiently comprehensive, or expand the scope of the procedures as appropriate.

Response: The Trust notes that in addition to the aforementioned procedures related to Mr. Paffrath’s online activities, the Sub-Adviser’s procedures also prohibit Mr. Paffrath from mentioning the Funds directly or indirectly (e.g., by implication or innuendo) in any public posting that has not been pre-approved by the Sub-Adviser’s CCO. Further, the Sub-Adviser’s CCO will periodically review Mr. Paffrath’s online presence to ensure compliance with the foregoing.

5.	We note that Mr. Paffrath’s biography states that he is a “CFA level 1 eligible candidate for the 2023 testing cycle.” To the extent that Mr. Paffrath is not yet a CFA and the foregoing sentence is retained, affirmatively state that he is not yet a CFA.

Response: The Trust notes that the foregoing sentence has been removed from the Prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC